SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Central GoldTrust
(Name of Issuer)

Units
(Title of Class of Securities)

153546106
(CUSIP Number)

Polar Securities Inc. Attention: Greg Lemaich 401 Bay Street, Suite 1900 P.O. Box 19 Toronto, ON M5H 2Y4, Canada (416) 369-8087
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153546106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,095,231 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,095,231 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,095,231 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 153546106	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,095,231 Units
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,095,231 Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,095,231 Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 153546106	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 amends the statement on Schedule 13D filed on March 3, 2015 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the units (the "Units"), of Central GoldTrust, a trust established under the laws of the Province of Ontario, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Units were derived from the subscription proceeds from investors in North Pole and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Units reported herein. A total of $46,146,416.30 was paid to acquire the Units.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 2, 2015, Polar Securities filed its information circular regarding the Proposal for the annual and special meeting of unitholders of the Issuer to be held on May 1, 2015 and issued a press release regarding the same. The press release and the information circular have been filed under the Issuer's SEDAR profile at www.sedar.com. A copy of the press release is also attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference into this Item 4 as if set out in full.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Units and the percentage of the Units beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 19,299,000 Units outstanding as of December 31, 2014 as reported in the Issuer's Annual Report on Form 40-F for the fiscal year ended December 31, 2014 filed with the Securities and Exchange Commission on February 11, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 153546106	SCHEDULE 13D	Page 5 of 7 Pages

(c)	The transactions in the Units since the filing of the Original Schedule 13D by North Pole, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. Polar Securities did not enter into any transactions in the Units since the filing of the Original Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 5: Press Release, dated April 2, 2015.

CUSIP No. 153546106	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2015

POLAR SECURITIES INC.

/s/ Greg Lemaich
Name: Greg Lemaich
Title: General Counsel

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager

/s/ Greg Lemaich
Name: Greg Lemaich
Title: General Counsel

CUSIP No. 153546106	SCHEDULE 13D	Page 7 of 7 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Units which were effectuated by a Reporting Person since the filing of the Original Schedule 13D. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Unit ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These Units were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Units sold at each separate price.

NORTH POLE CAPITAL MASTER FUND

Date of Transaction	Units Purchased (Sold)	Price Per Unit ($)*	Price Range ($)*
3/4/2015	600	41.39	41.31 – 41.40
3/5/2015	12,636	41.29	41.23 – 41.34
3/6/2015	29,057	40.23	39.86 – 40.51
3/9/2015	2,200	39.83
3/10/2015	10,150	39.52	39.46 – 39.75
3/11/2015	5,472	39.20	39.01 – 39.34
3/12/2015	29,792	39.37	39.27 – 39.40
3/13/2015	14,744	39.24	39.19 – 39.35
3/16/2015	1,650	39.13	39.09 – 39.15
3/17/2015	2,193	38.87	38.80 – 38.90
3/18/2015	8,463	39.63	38.96 – 39.82

* Excluding commissions.